ALSTON&BIRD LLP

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

June 15, 2011

VIA

EDGAR

Filing Desk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Northern Lights Fund Trust II:  The Alternative Strategies Mutual Fund, the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund, the Hundredfold Select Equity Fund and the Two Oaks Diversified Growth and Income Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, The Alternative Strategies Mutual Fund, the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund, the Hundredfold Select Equity Fund and the Two Oaks Diversified Growth and Income Fund, accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, and automatically delayed pursuant to Rule 473 under the Securities Act is a copy of the Trust’s initial Registration Statement on Form N-1A.  These series are being formed as shell series with the expectation that five existing series of three different investment companies will reorganized into them following shareholder votes.

This Form N-1A Registration Statement was initially filed with the Commission on April 18, 2011, together with all exhibits and amendments thereto (the “Registration Statement”), but was subsequently withdrawn on June 15, 2011.  The basis for the withdrawal request was that the Registration Statement included an incorrect signature page.  Although a correct signature page was manually executed at the time of the filing, an incorrect draft was EDGARized and included in the filing.  No securities were offered or sold in connection with the aforementioned N-1A Registration Statement filing.  Accordingly, we are now re-filing the same N-1A Registration Statement with a corrected signature page.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum